SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended January 31, 2001.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
                                  ------------

               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                    CONTENTS



                                                                            Page

REPORT OF INDEPENDENT ACCOUNTANTS                                              2

FINANCIAL STATEMENTS:
         Statement of Net Assets Available for Benefits
                  at January 31, 2001                                          3

         Statement of Net Assets Available for Benefits
                  at January 31, 2000                                          4

         Statement of Changes in Net Assets Available
                  for Benefits for the year ended
                  January 31, 2001                                             5

         Notes to Financial Statements                                      6-11

SUPPLEMENTAL SCHEDULES:
         Schedule of Assets Held for Investment Purposes
                  at January 31, 2001                                         12


CONSENT OF INDEPENDENT ACCOUNTANTS                                  Exhibit 23.1

                           Report of Independent Accountants



To the Participants and Administrator of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2001 and January 31, 2000, and the changes in net assets available for benefits for the year ended January 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at January 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


July 24, 2001

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                 Statement of Net Assets Available for Benefits


                                                                                        January 31, 2001
                                                             ----------------------------------------------------------------
                                                                   Participant           Non-Participant
                                                                    Directed                Directed
                                                             --------------------------------------------
                                                                                            Employee
                                                                                             Stock
                                                                     Various               Ownership
                                                                      Funds                 Account               Total
                                                             ---------------------   ---------------------  -----------------
       Assets:
       Investments, at fair value:
          Scudder Trust Company:
             Common and collective trust funds               $        16,133,557     $                 -    $    16,133,557
             Mutual Funds                                             30,788,940                       -         30,788,940
          Tiffany & Co. Common Stock                                  24,077,160              31,613,764         55,690,924
          Cash and cash equivalents                                       68,219                  49,290            117,509
                                                             ---------------------   ---------------------  -----------------
       Total investments                                              71,067,876              31,663,054        102,730,930
                                                             ---------------------   ---------------------  -----------------


       Receivables:
         Employer's contribution                                       3,665,029               2,761,747          6,426,776
         Participant loans receivable                                  2,227,236                       -          2,227,236
                                                             ---------------------   ---------------------  -----------------

       Total receivables                                               5,892,265               2,761,747          8,654,012
                                                             ---------------------   ---------------------  -----------------

       Net assets available for benefits                     $        76,960,141     $        34,424,801    $   111,384,942
                                                             =====================   =====================  =================




      The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                 Statement of Net Assets Available for Benefits


                                                                                        January 31, 2000
                                                             ----------------------------------------------------------------

                                                                   Participant           Non-Participant
                                                                    Directed                Directed
                                                             ---------------------------------------------

                                                                                            Employee
                                                                                             Stock
                                                                     Various               Ownership
                                                                      Funds                 Account               Total
                                                             ---------------------   ---------------------  -----------------
       Assets:
       Investments, at fair value:
         Scudder Trust Company:
            Common and collective trust funds                $        13,248,165     $                 -   $     13,248,165
            Mutual Funds                                              25,781,031                       -         25,781,031
         Tiffany & Co. Common Stock                                   18,818,305              28,677,258         47,495,563
         Cash and cash equivalents                                        11,163                  20,094             31,257
                                                             ---------------------   ---------------------  -----------------
       Total investments                                              57,858,664              28,697,352         86,556,016
                                                             ---------------------   ---------------------  -----------------


       Receivables:
           Employer's contribution                                     3,027,464               3,188,769          6,216,233
           Participant contributions                                     309,585                       -            309,585
           Participant loans receivable                                1,494,321                       -          1,494,321
                                                             ---------------------   ---------------------  -----------------

       Total receivables                                               4,831,370               3,188,769          8,020,139
                                                             ---------------------   ---------------------  -----------------

       Net assets available for benefits                      $       62,690,034     $        31,886,121   $     94,576,155
                                                             =====================   =====================  =================




      The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                       for the year ended January 31, 2001




                                                                                  Participant      Non-Participant
                                                                                   Directed           Directed
                                                                             ----------------  ------------------

                                                                                                  Employee Stock
                                                                                  Various           Ownership
                                                                                   Funds             Account              Total
                                                                             ----------------  ------------------  -----------------
     Additions:
       Additions to net assets attributed to:
         Net (depreciation) appreciation in fair market value of investments  $   (3,496,486)   $        988,221    $    (2,508,265)
         Interest, dividends and other returns of funds                            4,217,105             140,631          4,357,736
                                                                             ----------------  ------------------  -----------------
               Total investment income                                               720,619           1,128,852          1,849,471

       Contributions and rollovers:
         Participant                                                              12,213,938                   -         12,213,938
         Employer                                                                  3,665,029           2,761,747          6,426,776
                                                                             ----------------  ------------------  -----------------

               Total contributions and rollovers                                  15,878,967           2,761,747         18,640,714
                                                                             ----------------  ------------------  -----------------

               Total additions                                                    16,599,586           3,890,599         20,490,185

     Deductions:
       Deductions from net assets attributed to:
         Withdrawals and distributions                                             2,283,873           1,315,179          3,599,052
         Administrative expenses                                                      45,606              36,740             82,346
                                                                             ----------------  ------------------  -----------------

               Total deductions                                                    2,329,479           1,351,919          3,681,398

                                                                             ----------------  ------------------  -----------------

     Increase in net assets available for benefits                                14,270,107           2,538,680         16,808,787

     Net assets available for benefits:
        Beginning of year                                                         62,690,034          31,886,121         94,576,155
                                                                             ----------------  ------------------  -----------------
        End of year                                                           $   76,960,141    $     34,424,801   $    111,384,942
                                                                             ================  ==================  =================


                     The accompanying notes are an integral part of these financial statements.


                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                -----------------



1.        Description of Plan
          -------------------

          The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for complete information.

          General:

          The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company"). The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan (the "ESOP"). On May 19, 1994, the Plan was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan," effective August 1, 1994. On October 8, 1996, the Plan was again amended to add an employer matching contribution feature to the 401(k) component of the Plan. That amendment became effective on February 1, 1996.

          The assets of the Plan are maintained and transactions therein are executed by Scudder Trust Company, the trustee of the Plan ("Trustee"), an affiliate of Scudder Kemper Investments, Inc. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          Eligibility:

          Employees automatically become participants in the ESOP feature of the Plan on February 1st immediately following their initial date of employment. Employees become eligible and may elect to participate in the 401(k) feature immediately following their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week or an employee who completes one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the profit sharing feature of the Plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------


1.        Description of Plan (Continued)
          -------------------------------

          Contributions:

          The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

          The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one
          (1) and fifteen (15) percent of their annual compensation, not to exceed $10,500 in 2000, subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

          With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

          Under  certain  circumstances,  employee  contributions  and  employer
          matching   contributions   may  be  limited  in  the  case  of  highly
          compensated employees.

          Participant Accounts:

          Each participant's 401(k) account is credited with the participant's contribution, if any, employer contributions, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

          The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a per capita basis.

          Vesting:

          All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------




          Vesting (Continued):

          Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

          In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's ESOP feature. The participant will also forfeit any assets in his or her 401(k) account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants accounts. Forfeitures totaled $106,009 and $87,305 for the years ended January 31, 2001 and 2000.

          Administrative Expenses:

          All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

          Participant Loans and Withdrawals:

          Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the plan administrator. Interest rates range from 9.25 percent to 9.5 percent. Principal and interest is paid ratably through payroll deductions.

          Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

          Payment of Benefits:

          Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan which are distributed in the form of a stock certificate. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



          Payment of Benefits (Continued):

          Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

2.        Summary of Significant Accounting Policies
          ------------------------------------------

          Basis of Accounting:

          The Plan's financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles.

          Payment of Benefits:

          Benefit payments to participants are recorded upon distribution.

          Investment Valuation:

          Investments in the trust and mutual funds are stated at fair value based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

          The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

          Use of Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



3.        Investments
          -----------

          Participant directed investments which were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2001 and 2000 were as follows:

                                                                                January 31,
                                                                 ---------------------------------------------

                                                                        2001                      2000
                                                                 -------------------       -------------------


          Stable Value Fund                                       $ 8,059,498               $ 6,592,595
          Stock Index Fund                                          8,074,059                 6,655,570
          Growth & Income Fund                                      9,288,281                 8,029,756
          AIM Constellation Fund                                   10,555,684                 8,838,063
          Tiffany & Co. Stock Fund                                 24,077,160                18,818,306


          The net (depreciation) appreciation in the fair value of participant directed investments for the year-ended January 31, 2001 was as follows:

          Common Collective Trust Funds                                                     $  (130,784)
          Mutual Funds                                                                       (4,073,148)
          Tiffany & Co. Stock Funds                                                             707,446
                                                                                            ------------
          Net depreciation in the fair value
          of investments                                                                    $(3,496,486)
                                                                                           =============

4.        Party-in-Interest Transactions
          ------------------------------

          Certain  Plan  investments  include  mutual  funds  managed by Scudder
          Kemper Investments, Inc. Because Scudder Trust Company, the Plan Trustee, is an affiliate of Scudder Kemper Investments, Inc., investment transactions in such mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations.

5.        Tax Status
          ----------

          The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through January 31, 1996. The Plan has been amended since receiving this determination letter. However, it is the belief of the plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------


6.        Concentration of Credit and Market Risk
          ---------------------------------------

          The Plan provides for various investment options in any one or a combination of common and collective trust funds and mutual funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds, guaranteed investment contracts, bank investment contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.        Plan Termination
          ----------------

          Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

          In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
     Schedule H Part IV 4i - Schedule of Assets Held for Investment Purposes
                                January 31, 2001


    Principal Amount,
    # of Shares or Units
      of Participation                    Description                        Cost         Fair Value
    -----------------------------------------------------------------------------------------------------
                       Loans (9.25% - 9.50%)                             $    2,227,236  $      2,227,236
    -----------------------------------------------------------------------------------------------------

         8,059,498 sh. Stable Value Fund                                      8,059,498         8,059,498
    -----------------------------------------------------------------------------------------------------

            67,554 sh. Pathways Conservative Fund                               841,248           819,433
    -----------------------------------------------------------------------------------------------------

           362,272 sh. Pathways Balanced Fund                                 4,687,424         4,408,850
    -----------------------------------------------------------------------------------------------------

           230,922 sh. Pathways Growth Fund                                   3,514,002         3,396,866
    -----------------------------------------------------------------------------------------------------

           209,607 sh. Stock Index Fund                                       7,148,143         8,074,059
    -----------------------------------------------------------------------------------------------------

           383,022 sh. Growth & Income Fund                                   9,970,157         9,288,281
    -----------------------------------------------------------------------------------------------------

           348,718 sh. AIM Constellation Fund                                11,196,990        10,555,684
    -----------------------------------------------------------------------------------------------------

           222,206 sh. Templeton Foreign Fund                                 2,233,021         2,319,826
    -----------------------------------------------------------------------------------------------------

           642,400 sh. Tiffany & Co. Stock Fund                              14,085,788        24,077,160
    -----------------------------------------------------------------------------------------------------

           843,483 sh. Tiffany & Co. ESOP                                     9,617,618        31,613,764
    -----------------------------------------------------------------------------------------------------

           117,509 sh. Tiffany & Co. Stock Fund - Cash and cash equivalents     117,509           117,509
    -----------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------
                                                                   Total  $  73,698,634  $    104,958,166
    -----------------------------------------------------------------------------------------------------

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
        -----------------------------------------------------------------
                                 (Name of Plan)


Date: July 25, 2001                /s/ Stephen M. Salyk

                                   ---------------------------------------------
                                   Stephen M. Salyk
                                   Member of Plan Administrative Committee

                                  EXHIBIT INDEX

Exhibit
Number

23.1                            Consent of Independent Accountants

                                                                    Exhibit 23.1







                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-54847) of Tiffany & Co. of our report dated July 24, 2001 relating to the financial statements and supplemental schedule of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopersLLP

Florham Park, New Jersey
July 20, 2001